Fortuna reports consolidated financial results for the second quarter of 2013

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, August 12, 2013: Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) today reported revenue of $30.1 million, cash generated from operations, before changes in working capital of $5.9 million and a net loss of $10.6 million in the second quarter of 2013 reflecting a non-cash pre-tax impairment charge of $15.0 million.  The non-cash impairment charge is related to the impact of declining silver prices on the carrying value of the Caylloma mine in Peru.

Second quarter 2013 highlights

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Sales of $30.1 million

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Cash flow from operations before changes in non-cash working capital of $5.9 million

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Adjusted net loss of $0.1 million

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Cash position, including short term investments, of $48.4 million and an untapped credit facility of $40 million

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Silver and gold production of 1,074,007 ounces and 5,183 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits, was $7.58; unit cash costs per tonne was in line with guidance

Jorge A. Ganoza, President and CEO, commented, “The company is taking the necessary measures to reduce corporate general and administrative expenses and capital and operating cost expenditures to be better positioned in the current price environment. The current year is a capital intensive year at both of our mines but we have been able to reduce our capital and exploration budgets for 2013 by $16.4 million down to $50.6 million by restricting our focus to critical path and sustainability projects.” Mr. Ganoza continued, “Our investments in exploration, mine development and infrastructure over the prior years has permitted us to tighten our capital allocation going forward and project a consolidated all-in cash cost of approximately $13 per ounce of silver net of by-products for the next three years. Additionally the high-grade silver-gold Trinidad North discovery at the San Jose Mine will provide the potential for sourcing of higher margin production starting in early 2015. Current plans call for initiating development of the Trinidad North zone in 2014.”

Impairment

As a result of declining silver prices in the second quarter of 2013, impairment indicators were identified for Caylloma.  The company has determined that at current price levels the value of Caylloma has decreased below the net book value resulting in second quarter income adjusted by $15.0 million, pre-tax for impairment of Caylloma.  This charge does not impact the company’s cash flow.

Outlook and measures under the current price environment

As a response to the significant decline in silver and gold prices the company is implementing several measures to enhance free cash flow generation by reducing budgeted capital and costs.  These actions include reduction in corporate expenses, capital budgets, exploration, and operating costs.  The main initiatives are as follows:

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Streamlining of corporate overhead with a 33% reduction of $5.5 million  in corporate expenses on an annual basis

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Focus on critical path and sustainability projects with a $12.6 million or 24% reduction in the 2013 capital budgets; $12.1 million at Caylloma and $0.5 million at San Jose

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Focus on high reward targets within Brownfields explorations resulting in a $3.7 million or 26% reduction in the 2013 exploration budget

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Caylloma mine operating cost reductions of 8% or $1.7 million for the second semester of 2013; we expect unit costs between $88/t and $87/t for Q3 and Q4, respectively, compared to a budget of $95/t

2013 CAPEX Guidance Revision

Capital Expenditures

Mine	YTD 2013 ($ M)	Revised 2013 Guidance ($ M)	Original 2013 Guidance ($ M)
San Jose	13.0	21.5	22.0
Caylloma	9.7	18.6	30.7
Total	22.7	40.1	52.7

Brownfields Exploration

Mine	YTD 2013 ($ M)	Revised 2013 Guidance ($ M)	Original 2013 Guidance ($ M)
San Jose	3.7	6.4	7.5
Caylloma	3.3	4.1	6.7
Total	7.0	10.5	14.2

2013 Cash Cost per Ounce Guidance Revision

Mine	YTD 2013 ($/oz)	Revised 2013 Guidance ($/oz)	Original 2013 Guidance ($/oz)
San Jose	6.44	5.89	2.90
Caylloma	7.84	7.34	7.70
Total	7.11	6.55	5.00

2013 cash cost per ounce guidance revision includes reductions in production cost at Caylloma and a revised gold price of $1,200/oz vs. $1,700/oz for the original guidance.

2013 & Long Term All-in Cash Cost per Ounce Guidance

The company is incorporating into its guidance an “all-in cash cost” figure based on guidelines from the World Gold Council. Along with 2013 guidance, a 3-year guidance is included with the intention to provide a more representative figure of all-in sustaining costs at our operations moving forward.  Beyond 2013, brownfields exploration has not been included as part of all-in cash cost as its budgets are planned on an annual basis.

The production assumptions behind the three year guidance provided are consistent with prior production guidance provided by the company.

Metal prices used for by-product credits are the following: gold: $1,200/oz, lead: $2,100/t, zinc: $2,000/t.

San Jose Mine all-in cash cost

Item	YTD 2013 Actual ($/oz)	2013 Guidance ($/oz)	3 Year guidance 2014-2016 ($/oz)
Cash cost net of by-product credits	6.44	5.89	5.88
Government royalty & mining tax *	0.00	0.00	0.00
Worker's participation *	0.36	0.00	0.49
General and administrative (subsidiary)	1.83	1.37	0.92
Adjusted operating cash cost	8.63	7.26	7.30
Corporate general and administrative	0.00	0.00	0.00
Sustaining capital expenditure	8.00	5.75	4.10
Brownfields exploration	3.61	2.70	0.00
All-in sustaining cash cost	20.23	15.71	11.41
Development capital expenditure	4.58	3.27	0.00
All-in cash cost	24.81	18.98	11.41
*based on $18/oz Ag price

Caylloma Mine all-in cash cost

Item	YTD 2013 Actual ($/oz)	2013 Guidance ($/oz)	3 Year guidance 2014-2016 ($/oz)
Cash cost net of by-product credits	7.84	7.38	4.59
Government royalty & mining tax *	0.38	0.36	0.34
Worker's participation *	0.58	0.28	0.00
General and administrative (subsidiary)	1.56	1.47	1.58
Adjusted operating cash cost	10.37	9.49	6.51
Corporate general and administrative	0.00	0.00	0.00
Sustaining capital expenditure	10.31	9.34	4.17
Brownfields exploration	3.45	2.06	0.00
All-in sustaining cash cost	24.13	20.89	10.68
Development capital expenditure	0.00	0.00	0.00
All-in cash cost	24.13	20.89	10.68
*based on $18/oz Ag price

Consolidated all-in cash cost

Item	YTD 2013 Actual ($/oz)	2013 Guidance ($/oz)	3 Year guidance 2014-2016 ($/oz)
Cash cost net of by-product credits	7.11	6.57	5.41
Government royalty & mining tax *	0.18	0.16	0.13
Worker's participation *	0.47	0.13	0.31
General and administrative (subsidiary)	1.70	1.42	1.16
Adjusted operating cash cost	9.46	8.27	7.01
Corporate general and administrative	2.79	2.39	1.79
Sustaining capital expenditure	9.10	7.38	4.13
Brownfields exploration	3.53	2.41	0.00
All-in sustaining cash cost	24.88	20.45	12.93
Development capital expenditure	2.39	1.78	0.00
All-in cash cost	27.27	22.23	12.93
*based on $18/oz Ag price

San Jose three year guidance sustaining capital expenditure per ounce is expected to come down with respect to 2013 as production ramps up while similar levels of sustaining capital are maintained.  In the case of Caylloma a reduction is also expected as we conclude certain non-recurrent infrastructure projects in 2013 such as the mine camp and the tailings dam, reducing sustaining capital expenditure going forward. Furthermore, Caylloma’s adjusted operating cash cost per ounce is expected to come down in the three year guidance as the mine plan contemplates higher by-product from increased base metal production.

San Jose Mine, Mexico

At the San Jose mine the commissioning of the mill expansion is expected to take place by mid- August 2013, with commercial operations starting in September 2013 at a capacity of 1,500 tpd.  We expect to reach the full capacity of 1,800 tpd by November 2013.

On the brownfields exploration front, surface drilling at the high-grade silver-gold Trinidad North discovery was completed in mid-July 2013. A crosscut is being advanced on level 1,300 of the mine to allow underground drilling with the aim of re-starting drilling in September 2013. The underground drilling program will test the continuity of the Trinidad North ore shoot to depth and along strike to the North.

Liquidity

Based on a projection of silver and gold prices for the second half of 2013 of $18/oz and $1,200/oz respectively the company anticipates a cash balance at the end of 2013 of approximately $42 million.  In addition, the company maintains an undrawn credit facility of $40 million.

Second quarter financial results

Second quarter net loss of $10.6 million (Q2 2012: income $3.9 million) resulted in a loss per share of $0.08 (Q2 2012: earnings per share $0.03). The loss was primarily driven by a $15.0 million non-cash impairment charge, offset by a $4.8 million deferred tax provision, related to the carrying value of Caylloma, a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions.

Contributing to the loss was negative price and assay adjustments to sales of $5.2 million. Of the latter amount, $3.6 million resulted from negative price adjustments because of declining silver price throughout the quarter, with the remaining $1.6 million consisting of negative assay adjustments mainly related to 2012 sales contracts.

The company’s second quarter 2013 adjusted net loss, after adjusting for the write-off and impairment of mineral properties, property, plant and equipment, and net of taxes, was $0.1 million (Q2 2012: income $6.9 million).

When compared to the prior year, sales before price adjustments were down 13%, mostly the result of lower realized prices on provisional sales for silver and gold, down 21% and 13% respectively, partially offset by higher silver sold of 10%.  Negative price and assay adjustments, meanwhile, rose $3.5 million, resulting in a total reduction in sales of 22% over 2012.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three Months ended June 30,		Six Months ended June 30,
	2013	2012	2013	2012
Sales and Realized Prices	Consolidated		Consolidated
Provisional Sales	35,305,243	40,377,713	77,404,362	79,529,817
Adjustments *	(5,204,850)	(1,688,156)	(6,590,701)	(239,387)
Sales	30,100,392	38,689,557	70,813,661	79,290,429

Silver
Provisional Sales (oz)	1,117,984	1,014,304	2,160,022	1,940,163
Realized Price ($/oz) **	22.97	29.12	26.54	30.52
Net Realized Price ($/oz) ***	20.28	25.86	23.62	27.02
Gold
Provisional Sales (oz)	5,428	6,360	10,109	11,409
Realized Price ($/oz) **	1,397.83	1,598.54	1,503.00	1,624.00
Net Realized Price ($/oz) ***	1,061.21	1,274.62	1,153.17	1,300.63
Lead
Provisional Sales (000's lb)	4,698	4,128	9,483	8,514
Realized Price ($/lb) **	0.93	0.90	0.99	0.93
Net Realized Price ($/lb) ***	0.67	0.58	0.72	0.60
Zinc
Provisional Sales (000's lb)	6,216	5,430	12,285	10,503
Realized Price ($/lb) **	0.84	0.88	0.88	0.90
Net Realized Price ($/lb) ***	0.60	0.67	0.64	0.68

    *

Adjustments consist of mark to market and final price adjustments, and final assay adjustments.

  **

Based on provisional sales before final price adjustments.

***

Net after payable metal deductions, treatment, and refining charges.  Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

Mine operating earnings decreased by 62% to $6.5 million (Q2 2012: $17.1 million).  The decrease is attributable to lower sales, as described above, and to higher unit costs at Caylloma and San Jose, although cash cost per tonne at both operations was in line with guidance.

Cash generated by operating activities, before changes in working capital, was $5.9 million, a decrease of 63% over the prior year period due mainly to lower sales and higher unit costs at Caylloma and San Jose.

The company’s cash and cash equivalents and short term investments as at June 30, 2013 totaled $48.4 million (December 31, 2012: $64.7 million), a decrease of $16.3 million.

The decrease is primarily a result of net cash generated by operating activities of $24.2 million and cash consumed by expenditures on mineral properties, plant and equipment of $39.8 million.  Expenditures on mineral properties, plant and equipment was comprised of the following: $22.8 million of plant and equipment and mine development, $7.0 million of brownfields exploration, and $10.0 million on the acquisition of the Taviche Oeste concession.

Operating Results

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Consolidated Metal Production	Consolidated		Consolidated
Silver (oz)	1,074,007	996,193	2,066,225	1,949,286
Gold (oz)	5,183	5,846	9,675	10,983
Lead (000's lb)	4,666	4,055	9,280	8,498
Zinc (000's lb)	6,131	5,325	12,067	10,646
Copper (000's lb)	-	48	-	48
Production cash cost (US$/oz Ag)*	7.58	4.75	7.11	4.36
* Net of by-product credits

In Q2 2013, the company produced 1,074,007 ounces of silver, up 8% from a year ago, and 5,183 ounces of gold, a decrease of 11% from a year ago.

For Q2 2013, consolidated cash cost per ounce of payable silver, net of by-product credits, was $7.58, compared to $4.75 in Q2 2012.  The increase resulted from higher cash cost per ounce recorded at San Jose, which was driven by lower gold credits and a higher unit cash cost per tonne of processed ore.  Cash cost per tonne of processed ore was in line with guidance at both our operations.

San Jose mine

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three Months ended June 30,		Six Months ended June 30,
	2013	2012	2013	2012
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	102,264	92,011	195,741	179,067
Average tonnes milled per day	1,147	1,046	1,112	1,017

Silver
Grade (g/t)	199	187	192	192
Recovery (%)	89	88	89	86
Production (oz)	580,570	486,296	1,073,343	955,162
Gold
Grade (g/t)	1.61	1.96	1.55	1.94
Recovery (%)	88	88	89	86
Production (oz)	4,681	5,066	8,641	9,563
Unit Costs
Production cash costs (US$/oz Ag)*	6.56	0.82	6.44	0.83
Production cash cost (US$/tonne)	77.18	66.50	77.55	66.00
Unit Net Smelter Return (US$/tonne)	166.04	207.45	181.54	214.31
* Net of by-product credits

Silver production at San Jose increased 19% in Q2 2013 when compared to the prior year, while gold production decreased 8%.  The increase in silver production was driven by higher grades, slightly improved recovery, and higher throughput of 11%.  The decline in gold production resulted from lower head grades, which were partially offset by improved recoveries and the increased throughput.  San Jose is on track to meet 2013 production guidance of 2.4 million ounces of silver and 20,946 ounces of gold.

Caylloma mine

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	113,906	115,870	225,322	229,314
Average tonnes milled per day	1,280	1,302	1,273	1,281

Silver
Grade (g/t)	167	181	170	176
Recovery (%)	81	76	81	77
Production (oz)	493,438	509,897	992,882	994,124
Gold
Grade (g/t)	0.34	0.42	0.36	0.40
Recovery (%)	40	50	40	48
Production (oz)	502	780	1,035	1,420
Lead
Grade (%)	2.05	1.85	2.07	1.91
Recovery (%)	91	86	90	88
Production (000's lb)	4,666	4,055	9,280	8,498
Zinc
Grade (%)	2.81	2.49	2.80	2.46
Recovery (%)	87	84	87	86
Production (000's lb)	6,131	5,325	12,067	10,646
Copper
Production (000's lb)	0	48	0	48
Unit Costs
Production cash cost (US$/oz Ag)*	8.78	8.49	7.84	7.76
Production cash cost (US$/tonne)	93.34	85.55	93.76	83.59
Unit Net Smelter Return (US$/tonne)	150.00	172.96	172.50	178.45
* Net of by-product credits

Silver production for the quarter was 3% below the prior year period due to lower head grades, partially offset by a significant improvement in metallurgical recoveries from 76% to 81%.  The improvement is the result of the initiatives implemented during the first quarter of the year.  Zinc and lead production were both 15% above the prior year period, but behind production guidance to mid-year because of lower head grades for those metals.  Caylloma is on track to meet its silver production guidance for the year.

The financial statements and MD&A are available on SEDAR and have also been posted on the company´s website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review 2013 second quarter financial and operating results:

Date:  Tuesday, August 13, 2013

Time: 9:00 a.m. Pacific | 11:00 a.m. Lima | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853
Replay number (International): +1.201.612.7415

Replay Passcodes (both are required for playback):

                Conference ID #:   418597

Playback of the webcast will be available until November 14, 2013.  Playback of the conference call will be available until 11:59 p.m. Eastern on August 28, 2013.  In addition, a transcript of the call will be archived in the company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma Silver Mine in southern Peru and the San Jose Silver-Gold Project in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations

Carlos Baca- T (Lima): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.